
September 18, 2014

Via E-mail
Mr. Thomas J. Madden
Chief Financial and Accounting Officer
PFSweb, Inc.
505 Millennium Drive
Allen, Texas 75013

> **Re: PFSweb, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-28275**

Dear Mr. Madden:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue and Cost Recognition, page 41

1.   We note your disclosure on page 41 of the filing that states that you evaluate contractual arrangements to determine whether or not they include multiple service elements and that revenue recognition is determined for the separate service elements of the contract in accordance with ASC 605. Please tell us how you applied the guidance in ASC 605-25 in identifying the deliverables and determining the units of accounting. As part of your

response, please also tell us your consideration for providing the disclosures required under ASC 605-25-50-2.

2. We note your disclosure that start-up fees for business processing arrangements are deferred and recognized ratably over the contract term. Please tell us whether you consider the start-up services to have standalone value and to be a separate unit of accounting pursuant to ASC 605-25-25-5 and your basis for this conclusion. To the extent you consider these services to have standalone value, please clarify why the start-up fees are not recognized as the services are provided. If you do not believe these services have standalone value, please tell us why these start-up fees are deferred and recognized over the life of the contract as opposed to the expected life of the customer relationship based on the guidance in footnote 39 of SAB Topic 13.A.3.f. Further, please tell us how you have determined the amount of arrangement consideration to allocate to the startup services under these arrangements.

Note 5. Stock and Stock Options

Stock Options, page 49

3. We note your disclosure that you use the simplified method to estimate the expected term of your stock options. Considering the extent of the exercise activity since your initial public offering, please explain why you continue to believe that it is appropriate to use the simplified method rather than using historical information. Also, tell us when management expects that sufficient historical information will be available. Refer to Question 6 of SAB Topic 14.D.2.

4. Please also tell us your consideration for the disclosure requirements in ASC 718-10-50-2(f)(2). In this regard, we note that you have not disclosed the methods used to determine the assumptions used in your valuation models in determining the fair value of your options grants (i.e., expected dividend yield, stock price volatility, risk-free interest rates).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief